August 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Re:	Fintech Ecosystem Development Corp. (the “Company”)

Draft Registration Statement on Form S-1

Filed May 7, 2021

File No. 333-255906

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 3, 2021 (the “Comment Letter”) with respect to the draft Registration Statement on Form S-1 submitted by the Company on May 7, 2021 (the “Draft Registration Statement”).

This letter is being submitted together with the Company’s filing of its Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the Draft Registration Statement to, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1

Risk Factors

In order to effectuate an initial business combination..., page 53

1.

Your disclosure in this risk factor indicates that your amended and restated certificate of incorporation will provide that you will have 12 months from the closing of this offering to complete your initial business combination; however, elsewhere in the prospectus you state this period will be 24 months. Please reconcile.

Response: The Company has revised the disclosure on pages 53 of the Registration Statement to address the Staff’s comment.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

Exercise of the Warrants, page 108

2.

Please revise to reconcile your disclosures regarding the date when the warrants will become exercisable. On the prospectus cover and page 134 you state that this will be the later of 30 days after completion of the initial business combination or the first anniversary of the effective date of the registration statement. However, on page 108 you state the warrants cannot be exercised until the later of 30 days after the completion of the initial business combination or 24 months from the effective date of the registration statement.

Response: The Company has revised the disclosures on pages 134 and 108 of the Registration Statement to address the Staff’s comment.

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We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6436 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ William P. Mills
William P. Mills